UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02036491

NO ACT
P.E 1-24-02
33-91602

April 1, 2002

Act	1934
Section	
Rule	14A-8
Public Availability	4/1/2002

James P. Beck
Krys Boyle Freedman & Sawyer, P.C.
Suite 2700 South Tower
600 Seventeenth Street
Denver, Colorado 80202-5427

Re: CET Environmental Services, Inc.
Incoming letter dated January 24, 2002

Dear Mr. Beck:

This is in response to your letter dated January 24, 2002 concerning the shareholder proposal submitted to CET Environmental by Robert L. Surdam. We also have received a letter from the proponent dated February 2, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAY 2 2 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Robert L. Surdam
1805 Seagrape Street N.E.
Palm Bay, FL 32905

CRGT

KRYS BOYLE FREEDMAN & SAWYER, P.C.

ATTORNEYS AT LAW
SUITE 2700 SOUTH TOWER
600 SEVENTEENTH STREET
DENVER, COLORADO 80202-5427

TELEPHONE
(303) 893-2300

FACSIMILE
(303) 893-2882

January 24, 2002

Via Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL RECEIVED JAN 25 2002 WASH. D.C. 364 SECTION

Re: CET Environmental Services, Inc.
Shareholder Proposal of Robert L. Surdam
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

We are securities counsel to CET Environmental Services, Inc. (the "Company"). This letter is to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2002 Annual Meeting of Stockholders (the "2002 Proxy Materials") a shareholder proposal (the "Proposal") consisting of five recitals and a resolution received from Robert L. Surdam, a shareholder (the "Proponent").

The Proposal requests that the Board of Directors "nominate three Investment Banking firms for the intention to liquidate all operations and assets to the highest bidder(s), and after the payment of liabilities, pay to the shareowners the remaining assets, thus dissolving CET Environmental Services, Inc." A copy of the Proposal is attached to this letter as Attachment A.

The Company hereby respectfully requests that the staff of the Division of Corporation Finance concur in its opinion that the Proposal may be excluded from the Company's 2002 Proxy Materials on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and the attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and the attachment is being mailed on this date to the Proponent informing him of the Company's intention to omit the Proposal from the 2002 Proxy Materials. The Company expects to mail its definitive 2002 Proxy Materials in late April 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2002 Proxy Materials with the Commission.

The Company believes the Proposal may properly be excluded from the 2002 Proxy Materials pursuant to the following provisions:

1. The Proposal may be excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) because the Proposal would, if implemented, cause the Company to violate California law, and the Company would lack the power to implement the Proposal.

Rule 14a-8(i)(2) permits the exclusion of a shareholder proposal in proxy materials "[i]f the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." The Company is a California corporation. Under the California Corporation Code, a California corporation may elect to voluntarily wind up and dissolve by the vote of shareholders holding 50% or more of the outstanding voting power (Corporations Code § 1900). Once a voluntary dissolution is approved by the shareholders, the board of directors of a California corporation has full power and responsibility to wind up and settle the affairs of the corporation (Corporations Code §§ 1903 and 2001).

The Proposal requests that the Board begin taking actions that would lead to the dissolution of the Company without obtaining the necessary approval of the Company's shareholders. Although it is not clear from the language of the Proposal, the Proposal also appears to require that the Board turn over its responsibilities in connection with winding up the Company's business to three investment banking firms who would liquidate the Company's operations and assets by selling them to the highest bidder(s). Such a delegation of responsibility would clearly violate the provisions of the California Corporation Code and basic corporation law principles.

Because the Proposal requests that the Board of Directors take actions that would violate applicable California law, it is our opinion that it may be excluded under Rule 14a-8(i)(2).

Rule 14a-8(i)(6) allows a company to exclude from its proxy materials a proposal that "the company would lack the power or authority to implement." The Proposal calls for the Board of Directors to liquidate and dissolve the Company. As discussed above, California law requires the approval of shareholders holding more than 50% of the voting power of a dissolution of a California corporation. Unless the Proposal is viewed as seeking such shareholder approval, the Company's Board of Directors would have no legal power or authority to wind up and dissolve the Company as requested. As a result, it is our opinion that the Proposal may be excluded because the Company lacks the power to implement the Proposal.

2. The Proposal may be excluded under Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholder action.

Rule 14a-8(i)(1) allows a company to omit from its proxy materials a proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Unlike many other states, California law does not require that the board of directors initiate a voluntary dissolution of a corporation. However, in order for shareholders to initiate the process, a call of a special meeting for that purpose would be required. Corporations Code § 601(f) also requires that the notice of the meeting at which a voluntary dissolution under Corporations Code § 1900 will be considered include a statement that such action will be considered.

The Company's Bylaws and Corporations Code § 600(d) provide that a special meeting may only be called by shareholders holding shares entitled to cast not less than 10% of the votes at the meeting. Mr. Surdam does not hold 10% of the shares that would be entitled to cast votes at the meeting.

If the Proposal is viewed as seeking shareholder approval of the dissolution of the Company, Mr. Surdam does not have sufficient share ownership to call a meeting for that purpose. In addition, it would not be a proper matter to be raised by a shareholder at the Annual Meeting due to the notice requirements under California law. As a result, it is our opinion that a liquidation and dissolution of the Company may not be proposed by Mr. Surdam and that Rule 14a-8 does not provide a means to avoid the requirements of state law.

3. The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is contrary to the Commission's proxy rules.

a. The Proposal does not include the Information required by Item 14 of Schedule 14.

If the Proposal is viewed as requesting shareholder approval of the liquidation and dissolution of the Company, Item 14 of Schedule 14A would require that extensive disclosures concerning such liquidation and dissolution be included in the 2002 Proxy Materials. The Proposal does not provide disclosure comparable to that required by Item 14 of Schedule 14A. The omission of this information would render it nearly impossible for a shareholder to make a reasoned determination with respect to the Proposal. Inclusion of the Proposal in the 2002 Proxy Materials would therefore result in the dissemination of a materially deficient proxy statement in violation of Rule 14a-3.

b. The Proposal may be excluded because it contains false and misleading statements.

Rule 14a-8(i)(3) and Rule 14a-9 permit the exclusion of shareholder proposals that contain false and misleading statements. The Proposal contains a number of false and misleading statements, including the following:

(1) In the third recital, Mr. Surdam states that the Company's Brownfields remediation business has ended. In fact the Company is continuing to obtain work in this area. The Company has signed a pre-development agreement with a Colorado municipality to remediate a Brownfields area, and will proceed with the construction of a neighborhood commercial and residential development after remediation. This project is described in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. The Company has also recently entered into another agreement concerning a Brownfields project in Colorado and plans to proceed with remediation and residential development.

(2) In the fourth recital, Mr. Surdam states that the Company has discontinued business in two of three areas. In fact, the Company continues to obtain business in engineering and construction and wastewater treatment. Only the EPA business is being phased out.

(3) In the fifth recital, Mr. Surdam implies that the Company is not securing new revenues. In fact, as described above, the Company has obtained two new contracts on Brownfields projects in Colorado that will provide substantial new revenues during the next two years. He also states that the closure of regional offices leaves the Company less likely to secure new business. However, with the exception of two offices in California that performed some commercial work, all of the offices that were closed were involved almost exclusively in the performance of EPA-related businesses, which as Mr. Surdam noted, is being phased out. These offices were not established for the purpose of securing business in those areas of the country. Therefore, there is no correlation between the closure of these offices and the likelihood of securing new business in the future.

Because the Proposal includes the false and misleading statements described above, we believe that the Proposal may properly be excluded from the 2002 Proxy Materials.

For the reasons set forth in this letter, the Company respectfully requests that the staff concur in its opinion that the Proposal may be excluded from the 2002 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the staff's final position. Please do not hesitate to call the undersigned at (303) 893-2300 if you should need further assistance in this matter.

Sincerely,

KRYS BOYLE FREEDMAN & SAWYER, P.C.

By James P. Beck
James P. Beck

JPB/va
cc: CET Environmental Services, Inc.

..

DEC 1St 2001
1805 SEAGRAPE St N.E
PALM BAY FL 32905

STEVEN DAVIS
C/O C.E.T. ENVIROMENTAL:

DEAR STEVE:

IN OUR RECENT CONVERSATIONS I RAISED MY CONCERN OVER SEVERAL ISSUES I deemed CRUCIAL to CET.S CONTINUED SURVIVAL. INCLUDING but NOT LIMITED to; NOT RE TURNING SHAREHOLDER PHONE CALLS, RARELY PUTTING FORTH PRESS RE LEASES, AND OTHERS OUTLINED IN the ENCLOSED SHAREHOLDER PROPOSAL.

It deeply SADDENS ME to take this ACTION, but FEEL it is ABSOLUTELY NECESSARY to PROTECT MY INVESTMENT. AS I HAVE SAID SEVERAL times before NO NEWS, EVEN BAD NEWS, IS better than SAYING NOTHING AT ALL

RESPECTFULLY
ROBERT L. JURDAN
[signature]

SHAREHOLDER PROPOSAL

WHEREAS CET Environmental, Inc.'s stock has traded at relatively deep discounts to its net asset value over the last two years; and

WHEREAS CET Environmental. Inc. has announced it had elected not to pursue new EPA business effective January 2002, after the EPA used its fourth and final annual option. The EPA has been CET's largest source of revenue. New government revenue has been nonexistence or in steady decline since Senior Vice President-Federal Programs and General Manager John G. L. Hopkins retired in July 1998; and

WHEREAS CET Environmental, Inc.'s promising entry into the profitable Brownfield business, its second largest source of revenue, ended in October 2000 when its sole Brownfield customer "Remediation Financial Inc." terminated its contracts with the Company and CET's person in charge of the Brownfield business Executive Vice President & COO Douglas Cotton resigned; and

WHEREAS CET Environmental Inc.'s past operations consisted of conducting business in three primary areas: engineering and construction, government programs, and water/wastewater treatment and as stated above CET Environmental. Inc. has discontinued its two largest revenue generators; and

WHEREAS CET Environmental Inc. has been deficient in securing new revenues sources to offset or replace the lost revenues mentioned above. Moreover, CET's recent initiated restructuring plan downsizing human resource and closing regional offices leaves CET less likely to secure new business in the future; and

THEREFORE BE IT RESOLVED that CET Environmental. Inc.'s shareowners request the Board of Directors to nominate three Investment Banking firms for the intention to liquidate all operations and assets to the highest bidder(s) and after the payment of liabilities, pay to shareowners the remaining assets thus dissolving CET Environmental, Inc.

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

02 FEB 25 AM 9:41

FEBRUARY 02 '02
1805 SEAGRAPE St. N.E.
PALM BAY FL. 32905

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

RE: C.E.T. ENVIROMENTAL SERVICES
SHAREHOLDER PROPOSAL OF
ROBERT L. SURDAM

LADIES AND GENTLEMEN.

IN RESPONSE TO E.N.V.S RE-QUEST TO OMIT MY PROPOSAL.

IT SEEMS TO ME THIER CASE IS BASED ON SMOKE AND MIRRORS

MY RESPONSES ARE AS FOLLOWS.

(1) MY PROPOSAL IS FULLY COMPLIANT WITH THE SPIRIT OF the LAW, AFTER ALL THE LAW WAS CREATED TO GIVE DISGRUNTLED SHAREHOLDERS RECOURSE

(2) FEDERAL CODE (14 a) MAKES NO MENTION OF THE 10% RULE. I believe I HAVE COMPLIED WI[TH] RULE 14 a, AND this OBJECTION RAISED BY THE CO SHOULD BE SUMMARILY DISMISSED

3a THIS IS AND WAS MY INTENTION. IF ENV. AND THIER COUNSEL DON'T HAVE THE ABILITY TO GATHER UP THE PROPER PROXY MATERIALS, IN THE TIME PRE-SCRIBED BY LAW, THEN MAYBE THEY SHOULD DELAY THE MEETING OF SHAREHOLDERS TO A LATER DATE.

3b ALL OF THE ISSUES I RAISED WERE GLEANED FROM THE CO'S 10K 10Q AND PRESS RELEASES

IN CONCLUSION, I AM ONLY A SMALL PRIVATEER INVESTOR TRYING TO PROTECT MY INVESTMENT, OR WHAT'S LEFT OF IT.

THIS PROPOSAL WAS PUT FORTH BECAUSE OF THE CO'S EXIT FROM THE HIGH PROFIT REMEDIATION BUS-INESS, WHICH IS THE REASON I INVESTED IN ENV ORIGINALLY

WHY IS THE CO. AFRAID OF THIS PROPOSAL, AFTER ALL, ITS DEFEAT WOULD MEAN APPROVAL OF THE CO'S NEW DIRECTION

RESPECTFULLY

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CET Environmental Services, Inc.
Incoming letter dated January 24, 2002

The proposal requests that the board of directors "nominate three Investment Banking firms for the intention to liquidate all operations and assets to the highest bidder(s) and after the payment of liabilities, pay to shareowners the remaining assets thus dissolving CET Environmental, Inc."

We are unable to conclude that CET Environmental has met its burden of establishing that the proposal is an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that CET Environmental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that CET Environmental has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that CET Environmental may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that CET Environmental may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the phrase that begins "... promising entry into the profitable Brownfield business ... " and ends "... its sole";
- revise the reference to CET Environmental's "two largest revenue generators" to reflect that CET Environmental has discontinued only its "largest revenue generator";
- recast the sentence that begins "WHEREAS CET Environmental, Inc. has been ..." and ends "... revenues mentioned above" as the proponent's opinion; and
- recast the sentence that begins "Moreover, CET's recent ..." and ends "... new business in the future" as the proponent's opinion.

Accordingly, unless the proponent provides CET Environmental with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if CET Environmental omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney Advisor